Li He Partner +852 2533 3306 li.he@davispolk.com davispolk.com	Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong
Resident Hong Kong Partners
Karen Chan † Yang Chu † James C. Lin* Gerhard Radtke* Martin Rogers †	Patrick S. Sinclair* Miranda So* James Wadham † Jia Xu †
Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

September 16, 2022

Re:	Atour Lifestyle Holdings Limited Amendment No. 6 to Registration Statement on Form F-1 Filed June 21, 2022 CIK No. 0001853717

Mr. Frank Knapp

Mr. Robert Telewicz

Mr. Ronald (Ron) E. Alper

Ms. Brigitte Lippmann

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Frank Knapp, Mr. Robert Telewicz, Mr. Ronald (Ron) E. Alper and Ms. Brigitte Lippmann:

On behalf of Atour Lifestyle Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 18, 2022 on the Company’s amendment no. 6 to the registration statement on Form F-1 filed on July 21, 2022 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filling its amendment no. 7 to the Registration Statement on Form F-1 (the “Registration Statement Amendment No. 7”) and certain exhibits via EDGAR to the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

The Company has responded to all of the Staff’s comments. The Staff’s comments are repeated below in bold, followed by the Company’s responses to the comments. It has included page numbers to refer to the location in the Registration Statement Amendment No. 7 where the disclosure addressing a particular comment appears. In addition, the Company has also included the consolidated financial statements as of June 30, 2022, and for each of the six months ended June 30, 2021 and 2022 and related disclosures in the Registration Statement Amendment No. 7.

Subject to the Staff's review and market conditions, the Company currently expects to launch the offering as early as October 2022. The Company would greatly appreciate the Staff's assistance in meeting its desired timetable.

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Amendment No. 6 to Registration Statement on Form F-1

Cover Page

1. We note your response to comment 2. Please also disclose whether any transfers, dividends, or distributions have been made in 2022.

In response to the Staff’s comment, the Company has revised the disclosures on the cover page of the Registration Statement Amendment No. 7.

2. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

In response to the Staff’s comment, the Company has revised the disclosures on the cover page of the Registration Statement Amendment No. 7.

3. For each risk discussed on the cover page, please provide cross-references to the specific risk factor heading and page number under Risk Factors.

In response to the Staff’s comment, the Company has revised the disclosures on the cover page of the Registration Statement Amendment No. 7.

Prospectus Summary

Our Challenges, page 3

4. Please add a separate section under Our Challenges regarding the risks in effecting service of legal process, enforcing foreign judgments or bringing actions in China against the company.

In response to the Staff’s comment, the Company has revised the disclosures on 8 and 9 of the Registration Statement Amendment No. 7.

5. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

In response to the Staff’s comment, the Company has revised the disclosures on the cover page and 6 and 52 of the Registration Statement Amendment No. 7.

6. We note your response to comment 3. For each bulleted risk, please provide the page number for each risk factor heading.

In response to the Staff’s comment, the Company has revised the disclosures on pages 3 through 5 of the Registration Statement Amendment No. 7.

Recent Regulatory Developments, page 5

7. We note your response to comment 4. Please disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

The Company respectfully advises the Staff that:

•	With respect to the Company’s business operations, as disclosed on page 42 of the Registration Statement Amendment No. 7, for each hotel within the Company’s network, the Company’s subsidiary operating the hotel is required to obtain a basic business license and a special industry license issued by local public security bureau, and is required to have hotel operation included in the business scope of its business license. As of the date hereof, each of the Company’s subsidiaries for hotel operation in China have obtained such basic business license and special industry license, which are the major licenses required to operate in China’s hospitality industry. In addition, each operating subsidiary in China may from time to time be required to obtain other secondary licenses, permits or approvals from local governmental authorities at the operational level, such as fire prevention safety inspection, hygiene permit and environmental impact assessment approval, to the extent relevant to their respective business. For a detailed discussion of compliance with these licenses, permits or approvals required in the ordinary course of business, and the associated consequences and risks for any non-compliance, see “Risk Factors – Risk Related to Our Business and Industry – We are subject to various hospitality industry, health and safety, construction, fire prevention and environmental laws and regulations that may subject us to liability.”

•

With respect to this offering, as a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, the Company has applied for and completed a cybersecurity review with respect to its proposed overseas listing pursuant to the Cybersecurity Review Measures. Along with the Registration Statement Amendment No. 7, the Company has filed an updated PRC legal opinion as exhibit 99.2 to include an opinion of its PRC legal advisor to this effect. To its best knowledge, the Company is not required to obtain any other permission or approval from regulatory authorities in China including the CSRC to conduct this offering as of the date hereof.

The Company manages its business operations in a prudent manner where it determines whether a particular regulatory permission or approval is required based on opinions and guidance from its in-house and external legal counsel and relevant governmental authorities, as the case may be. As of the date hereof, the Company has not received any regulatory notice requesting it to obtain a permission or approval that the Company has concluded is not required. If the Company inadvertently concluded that any permission or approval was not required, it could be subject to administrative penalties as provided in relevant PRC laws and regulations, as if such permission or approval were not obtained.

In addition, there remains substantial uncertainty as to what consequences would be in the event of change in laws, regulations, or interpretations, which largely depends on the specific rule-making. While the Company continues to keep abreast of regulatory developments in China, the Company’s business may be disrupted and its results of operations may suffer if there are new laws, regulations, policies or guidelines introduced to impose additional regulatory approvals, licenses, permits and requirements.

Please refer to the revised disclosures on pages 5 and 42 of the Registration Statement Amendment No. 7 along these lines.

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 98

8. Given the increase in number of hotels in your portfolio, tell us what consideration you have given to including a comparable property analysis in your discussion of results of operations as key components of results of operations.

The Company respectfully advises the Staff that, consistent with industry norm, the Company manages its hotel portfolio mainly by the type of hotel, namely manachised hotels versus leased hotels, due to their distinct business models, revenue models and cost structures.  Throughout the Registration Statement Amendment No. 7, the Company has disclosed a comprehensive comparison of key operating and financial performance indicators of its manachised hotels versus leased hotels over the historical periods.  By doing that, the Company believes it has provided investors with sufficient meaningful information in line with other comparable listed companies within the industry (including hotel companies based in both the United States and China) to assess its overall business performance and prospects against its peers. Based on feedbacks received during its testing-the-waters investor communications, the investors were not focused on a comparable property analysis in addition to the operating and financial metrics that have already been disclosed in the prospectus.

In addition, as disclosed on page of the Registration Statement Amendment No. 7, the Company has established robust and standardized internal policies and procedures to guide its hotel development to ensure the profitable and sustainable growth of its hotel network across geographic regions.  Under such policies and procedures, the management of the Company will approve a new hotel development project only after all of its evaluation criteria and standards are met.  As a result, the Company has generally managed to maintain the performance of its hotels despite the growing number of hotels in its portfolio (the fluctuation of key performance indicators of the Company’s hotels during the track record period was primarily due to the impacts of the COVID-19 pandemic).

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If you have any questions regarding this submission, please contact Li He at +86-186-1110-6922 (li.he@davispolk.com) or Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Ms. Rui Zhao, Chief Financial Officer Atour Lifestyle Holdings Limited Allen Wang, Esq. Latham & Watkins LLP Kevin Huang Linda Gu KPMG Huazhen LLP